Exhibit 10.19

Thomas Lillelund
[Address Intentionally Omitted]

29 June 2016

Dear Thomas,

International Assignment to the UK

I am pleased to confirm the details regarding your forthcoming international assignment to the United Kingdom, to work in Aspen’s London office. You will continue to be employed by Aspen Insurance UK Services Limited (AIUKSL), but will be assigned from the Singapore branch of Aspen Insurance UK Limited (AIUK) to the London office. We anticipate that this international assignment will start on 1 August 2016 or on such other date to be mutually agreed between yourself and the Company and will last for a term of three years (unless otherwise mutually agreed and subject to the terms of the Service Agreement dated 29 June 2016). At the conclusion of the assignment, the Company will discuss with you whether you will localise in the UK or return to your home country (Singapore).

During your assignment you will be based at AIUK’s office at Plantation Place, 30 Fenchurch Street, London, EC3M 3BD and you will report to Chris O’Kane, Group CEO and Group CUO.

You will continue to be paid in Singapore. Under the Tax Equalization Policy, where indicated, you will be subject to “stay at home” hypothetical tax deductions equivalent to tax you would have paid had you remained in Singapore. Aspen will cover the cost of any additional UK tax and national insurance contributions that may arise as a result of your assignment.

This letter is supplemental to your Service Agreement dated 29 June 2016 and confirms the terms and conditions which pertain to your international assignment in the UK. Your employment shall continue to be governed by the Service Agreement dated 29 June 2016.

Compensation: Your base salary will be USD 525,000, paid via the Singapore payroll and subject to Tax Equalization. You will continue to be eligible for an annual salary review each April.

Bonus: You will continue to be eligible to participate in the Company’s discretionary, annual bonus scheme. Your bonus potential is 135% of annual salary. Any bonus awards continue to be based on personal and group wide financial performance and will be provided at the sole discretion of the Aspen Group Compensation Committee of the Board. You will be liable for any hypothetical tax due on bonus payments.

Work Permits/Visas: As a Danish national you will not require a work permit or visa. However, we will be assisting your wife with obtaining the relevant entry clearance as a dependent of an EU national which will allow her to enter the UK and reside in the UK. AIUKSL will bear any costs related to obtaining the relevant entry and residence permit.

Medical Coverage: You and your family will be covered by an appropriate international medical benefit plan. Details will be forwarded to you under separate cover. You will be responsible for meeting the tax on this benefit in kind to the level at which you would be liable on your Singapore equivalent medical insurance. The Company will bear the additional tax cost arising from the provision of private medical cover.

Relocation Allowance: A relocation allowance of USD $15,000 (net) will be paid to you via the Singapore payroll. AIUKSL will be responsible for any income tax or social security liability in relation to this sum.

This allowance is paid to cover any incidental costs incurred in connection with your relocation (e.g. purchase and installation of electrical equipment such as TVs, etc., medical assessments, fees associated with opening bank accounts, obtaining driving permits, copies of any school records etc.)

Annual leave: Your annual leave will be accrued in accordance with the UK policy and you will accrue 25 days’ annual leave per annum. You will follow the public/ bank holidays in the UK.

Benefits: You will continue to participate in the Singapore benefits plan where possible (Life Insurance, Permanent Health Insurance, etc.). Further details will be provided to you separately.

CPF Coverage: You will continue to participate in the Central Provident Fund (CPF), subject to local legislation. Further details will be provided to you separately.

Pre-Assignment Look and See Trip: Before the start of the International Assignment, the Company will provide you with up to two “Look and See” trips to the Host Country of up to 5 consecutive working days for yourself and your family.

Aspen will cover the costs for business class travel to the host location. The Company will also bear the additional tax and social security cost arising in relation to the trips. In addition, expenses will be reimbursed or paid according to the applicable Global Travel Policy.

Temporary Accommodation: The Company will provide temporary accommodation for you and your family for an initial maximum period of four weeks. AIUKSL will be responsible for meeting the tax and social security on this benefit in kind.

Accommodation: You will be provided with a housing allowance during the assignment up to a maximum cost of GBP £8,000 per month. A lease will be taken out by AIUKSL or such other entity as appropriate. AIUKSL will pay the deposit direct to the Landlord and you will reimburse AIUKSL the deposit through a payroll deduction from your monthly salary over 3 months.

At the end of the assignment, you will be entitled to the repayment of any deposit returned to AIUKSL by the Landlord. In the event that AIUKSL terminates the assignment for any reason prior to its anticipated expiry, AIUKSL will be responsible for any penalties under the lease. The Company will bear the additional tax and social security cost arising in relation to the provision of accommodation.

Transportation: The cost of flights for you and your family at the beginning of the relocation will be met by the Company. These should be booked via AIUKSL’s travel agency and should comply with Aspen’s travel and expense policy.

Tuition Assistance: The Company recognises the importance of maintaining both the continuity of a curriculum and the level of education the children would enjoy in the Home Country. Therefore, should the local public schools not be deemed adequate, the Company will reimburse you to a maximum of GBP £20,000 per child towards school fees per annum. The costs for application, registration and tuition fees will be borne by the Company.

Costs that are not borne by the Company include, but are not limited to, books, private lessons/ tutoring, transportation, outings and field trips, stationery, school uniforms, meals, and electronic equipment. Please note that education assistance does not include university or tertiary level course costs. AIUKSL will be responsible for any income tax or social security liability on this allowance.

Shipment of Household: AIUKSL will appoint a relocation company and meet all reasonable costs relating to the relocation of you and your family to London. Shipment (and all associated insurance) will be provided up to a limit of a 40 foot container for your personal belongings and household goods.

The relocation company will provide a full service including packing, delivery and unpacking and the insurance of your belongings. AIUKSL will be responsible for meeting the tax and social security on this benefit in kind.

Personal Effects: In addition to surface shipment of your household goods, we will provide an air shipment of essential goods which are required for the immediate set-up in London. This shipment is limited to 150kg and arrangements will be made via the relocation company appointed to support your move. AIUKSL will be responsible for meeting the tax and social security on this benefit in kind.

Home Leave: During the assignment you and your family will be entitled to two return business class flights from the UK to Singapore annually. The flights should be booked via the AIUK preferred travel agent. AIUKSL will be responsible for any income tax or social security liability.

Taxation: You will pay home country (Singapore) taxes (known as “hypothetical tax”) during the assignment. However, you will also be liable to pay taxes in the UK. In order to ensure that you are no worse off from a taxation perspective as a result of the assignment, the Company will operate a policy of Tax Equalization. This means that you will pay approximately the same amount of taxes (and social security, as applicable), as you would have paid on Company income (salary and bonus) had you not gone on assignment. Deductions of hypothetical tax (and social security, as applicable) will be taken from your monthly salary in the normal way.

Accordingly, the Company will pay all UK income taxes on salary, bonus, allowances and benefits relating to this assignment. Please note that during the period of your assignment, you will be personally liable for taxes on any other assessable income or capital gains arising from personal investments, securities etc. and any such costs calculated by the Company’s tax advisers in this regard, will be for your own account.

By agreeing to the terms of the extended assignment, you accept and agree that you will continue to:

1	Comply with UK and Singapore tax obligations;

2	Reimburse the Company via payroll in the event of UK or Singapore tax/ social security refunds/ overpayments relating to the assignment;

3	Reimburse Aspen within 30 days if you are no longer employed by the Company in the event of UK or Singapore tax/ social security refunds/ overpayments relating to the assignment.

4
Accept that Aspen is entitled to ownership of all foreign tax credits related to the international assignment, and that the credits may be set-off against tax liabilities before, during and after the assignment.

5	Cooperate fully with and provide all requested information to our tax advisers in connection with tax return preparation and other obligations.

In order to assist with compliance, the Company will continue to provide the following:

1	A tax interview on your exit from Singapore will be provided by PricewaterhouseCoopers (PwC) who are our preferred suppliers.

2	A tax interview on your arrival in and departure from the UK will also be provided by PwC.

3
To ensure compliance with Singapore and UK tax and Social Security regulations and as a condition of your overseas assignment, you are also required to use the services of PwC to prepare your Singapore and UK tax returns for the tax years where services are performed and remuneration received applicable to your assignment. The cost of this service is covered by the Company. Note that any interest, penalties or additional professional fees attributable to insufficient or untimely provision of information to PwC will be for your own account.

Social Security: The Company will cover the cost of actual UK social security contributions for the duration of your assignment.

Local Law: You will be subject to any local UK rules of compliance and confidentiality which may apply while you are working in the UK and you will be expected to comply with any local laws and practices.
If you decide to leave AIUKSL within 24 months of the commencement date of your international assignment (“the Commencement Date”), other than for redundancy, disability or death, AIUKSL will not relocate you and your family to your home country and it will seek to reclaim all (or a proportion of the) costs and payments relating to your relocation to the UK, including transportation/ travel costs and the shipment of goods. The precise ‘claw-back’ proportion will be determined based upon the remaining term of the assignment, with 100% ‘clawed-back’ in the first 12 months and 50% ‘clawed-back’ in the period from 12 to 24 months after the Commencement Date.

Data Protection Act: To manage your assignment effectively we may need to process personal data relating to you for the purpose of personnel and employment administration. This may include the transfer of data to, and processing by, other offices.

By signing this assignment letter, you consent under the UK Data Protection Act and the Personal Data Protection Act 2012, to the processing of this personal data. This is likely to include the provision that, from time to time, such data be transferred to the other offices. Data will only be released to authorized individuals for administrative purposes only.

Should you have any questions related to your assignment, please do not hesitate to contact me on + 44 207 184 8518.

Yours sincerely,
For and on behalf of
Aspen Insurance UK Services Limited

/s/ Peter Sanders

Peter Sanders
Head of Group Reward & HR Operations

I, Thomas Lillelund, agree to the terms and conditions as outlined in this letter.

/s/ Thomas Lillelund      29/06/2016
Thomas Lillelund                Date